FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 6, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........    No......X......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
(a)	Announcement re: Acquisition of Parent Company dated September 6, 2005	4

RELEASE

TM GROUP HOLDINGS PLC

ACQUISITION OF PARENT COMPANY

TM Group Holdings PLC today announces that its parent company, Thistledove Ltd, has been acquired on 6 September 2005, in a Secondary Buyout backed by Bank of Scotland Corporate Banking (BOS).

James Lancaster, Chairman and Chief Executive commented that “with the backing of BOS, the group can now move forward to the next phase of its development. We see significant opportunities for growth in the independent newsagent and convenience store sector.”

TM Group Holdings PLC intends to issue notice in accordance with condition 6 of the respective terms and conditions of the $175,000,000 11% Senior Notes due May 15 2008 and the £55,000,000 12.25% Senior Subordinated Notes due May 15 2008 of its intention to redeem all outstanding notes as follows:

(a)	in respect of the Senior Notes at 101.833% of their principal amount; and

(b)	in respect of the Senior Subordinated Notes at 102.042% of their principal amount,

together with interest accrued and unpaid up to, but excluding, the redemption date.

Contact:	Jonathan Miller
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com